Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

November 15, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orb Automotive Corporation (f/k/a Action Acquisition Corporation) (the “Company”)
Form 8-K
Filed September 16, 2010
Amendment No. 1 to Form 8-K
Filed October 15, 2010
File No. 000-52341

Ladies and Gentlemen:

We are in receipt of the letter, dated October 22, 2010 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the aforementioned filings of the Company.  The Comment Letter, which was sent to our client in Shenzhen, China via regular mail, was just received and forwarded to our attention due to delays in the mail getting from the US to Shenzhen.  We hereby respectfully request an extension to respond to the comments set forth therein until the close of business on November 22, 2010.

Additionally, going forward we request that any communications with the Company be sent to the undersigned, with the original forwarded to the Company.  My contact information, including address, fax number and e-mail address are set forth above.

Thank you for your attention to this matter.

Best regards,

STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Junning Ma
Mr. Morgan Simpson
William W. Uchimoto, Esq.